Carter Henry's, LLC
Statement of Income
For the Year Ended December 31, 2023

Total Revenues	$	928,185
Cost of Revenues Earned (See Schedule of Cost of Revenues Earned)		306,123
Gross Profit		622,062
General and Administrative Expenses (See Schedule of General and Administrative Expenses)		780,740
Income (Loss) from Operations		(158,678)
Other Income (Expenses)		
Other Expense		(12,000)
Total Other Income (Expenses)		(12,000)
Income (Loss) Before Tax Provision		(170,678)
Income Tax Expenses		
State		150
Total Income Tax Expenses		150
Net Income (Loss)	$	(170,828)

Carter Henry's, LLC
Balance Sheets
As of December 31, 2023

Assets

Current Assets		
Cash and Cash Equivalents	$	31,104
Inventory		35,671
Other Receivable		25,000
Total Current Assets		91,775
Property and Equipment		
Equipment		121,196
Furniture		57,531
Vehicle		74,128
Improvements		65,361
Less: Accumulated Depreciation		(91,516)
Total Property and Equipment, Net		226,700
Right-of-Use Lease Assets		
Operating Lease		1,255,398
Less: Accumulated Amortization		(125,185)
Total Right-of-Use Lease Assets, Net		1,130,213
Other Assets		
Security Deposits		20,562
Total Other Assets		20,562
Total Assets	$	1,469,250

Carter Henry's, LLC
Balance Sheets
As of December 31, 2023

Liabilities and Stockholders' Equity

Current Liabilities		
Current Portion of Operating Lease Obligation	$	241,994
Current Portion of Notes Payable		154,336
Other Payable		46,993
Total Other Current Liabilities		443,323
Long Term Liabilities		
Long-term Operating Lease Obligation		967,927
Loan from Member		231,365
Notes Payable		118,099
Total Long Term Liabilities		1,317,391
Total Liabilities		1,760,714
Equity		
Members' Capital - Prior Year		874
Distributions		(121,510)
Net Income		(170,828)
Total Equity		(291,464)
Total Liabilities & Equity	$	1,469,250

Carer Henry's, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows From Operating Activities:

Net Income (Loss)	$	(170,828)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		46,280
Amortization of Right-of-Use Lease Assets		98,509
Decrease (Increase) in operating assets:		
Inventory		(4,171)
Other Receivable		(25,000)
Other Assets		(20,157)
Increase (Decrease) in operating liabilities:		
Operating Lease Obligation		(18,801)
Other Payable		46,993
Loan from Member		(12,010)
Total Adjustments		111,643
Net Cash Provided By (Used in) Operating Activities		(59,185)
Cash Flows from Investing Activities:		
Capital Expenditures		(74,128)
Net Cash Provided By (Used In) Investing Activities		(74,128)
Cash Flows from Financing Activities:		
Proceeds from Loan		289,408
Repayment of Loan		(16,973)
Distributions		(121,510)
Net Cash Provided By (Used In) Financing Activities		150,925
Net Increase (Decrease) in Cash and Equivalents		17,612
Cash and Cash Equivalents at Beginning of Period		13,492
Cash and Cash Equivalents at End of Period	$	31,104

Supplemental Disclosures

Cash paid during the year for:		
Income Taxes	$	150
Interest	$	8,544